900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

November 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions

Re:	HomeAway, Inc.

Schedule 14d-9 filed November 16, 2015

SEC File No. 005-86320

Dear Mr. Duchovny:

On behalf of HomeAway, Inc. (the “Company”), we are submitting this letter to you in response to your letter of November 20, 2015 to Paul R. Tobias, Esq., which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the Schedule 14d-9 filed by the Company with the Commission on November 16, 2015 with the file number set forth above (the “Schedule 14d-9”).

The Company is concurrently filing via EDGAR Amendment No. 2 (the “Amendment”) to the Schedule 14d-9, which, among other things, amends the Schedule 14d-9 in response to the Staff’s comments as indicated below.

For your convenience, we have numbered and restated each comment to correspond to the numbering in the Staff’s comment letter. In addition, we are providing via email and express delivery the following materials: (i) a copy of the Amendment and (ii) a copy of this letter.

Rule 14d-10(d) Matters, page 11

1.	Revise your disclosure to be specific about which arrangement is covered by the resolutions and whose Company Equity Awards are referenced, and define Company Equity Awards here instead of referring security holders to the transaction agreement.

Response: In response to this comment, we have revised the disclosure referenced by the Staff in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of HomeAway — Rule 14d-10(d) Matters” on page 11 of the Schedule 14d-9.

Projected Financial Information, page 25

2.	Revise to disclose each set of projections on page 28 in full instead of selected portions of them.

Response: In response to this comment, we have revised the disclosure referenced by the Staff on page 28 of the Schedule 14d-9.

AUSTIN        BEIJING        BRUSSELS         HONG KONG        LOS ANGELES        NEW YORK        PALO ALTO        SAN DIEGO

SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

U.S. Securities and Exchange Commission

November 24, 2015

3.	We note that the prospective financial information included in page 28 has not been prepared in accordance with GAAP. Please provide the reconciliation required by Item 100(a) of Regulation G.

Response: The Company respectfully submits that the non-GAAP financial information included in page 28 of the Schedule 14d-9 is exempt from the reconciliation required by Rule 100(a) as a result of Rule 100(d) of Regulation G.

Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a communication that is subject to Item 1015 of Regulation M-A.

Item 4(b) of Form S-4 provides that “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, a registrant shall furnish the same information as would be required by Item 1015(b) of Regulation M-A.”

Given that the Schedule 14d-9 is being filed by the Company in response to the offer, the opinion of the Company’s financial advisor materially relates to the offer and is referred to in the prospectus/offer to exchange included in Expedia’s registration statement on Form S-4 (the “registration statement”). The Company’s projected financial information is included in the registration statement and the Schedule 14d-9 because it was provided to, and used by, the Company’s financial advisor for purposes of rendering its fairness opinion in connection with the offer and the mergers, which together constitute a business combination. As such, the presentation of the prospective financial information in the registration statement and the Schedule 14d-9 should be subject to the same rules, including Item 1015 of Regulation M-A.

The Company further refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The Staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements.

The Company included the prospective financial information included in page 28 of the Schedule 14d-9 because it is included in the registration statement, even though such disclosure is technically only required in the registration statement, because it believed that it would be misleading to the Company’s stockholders to provide different disclosure in the registration statement and the Schedule 14d-9.

In addition, in the Commission’s release proposing Regulation G (Release No. 33-8145), the Commission referred to concerns that pro-forma financial information could be used by companies to obscure GAAP results. This concern does not apply here, because the non-GAAP measures are forward-looking in nature and do not apply to the Company’s GAAP results. They were disclosed only to provide the Company’s stockholders with the benefit of information provided to the Company’s financial advisor and used by it in the preparation of its fairness opinion.

As a result, because there is no risk of the non-GAAP prospective financial information being used to obscure the Company’s GAAP results and the prospective financial information is disclosed in the registration statement subject to Item 1015 of Regulation M-A, the Company respectfully submits that the reconciliation of the non-GAAP financial information included in page 28 of the Schedule 14d-9 is not required by Rule 100(a) of Regulation G.

Lastly, Rule 100(a)(2) of Regulation G provides that reconciliation shall be quantitative for forward-looking information to the extent available without unreasonable efforts. Limited assumptions were made available to the Company’s board of directors with respect to the measures underlying the non-GAAP measures presented on page 28. The limited assumptions underlying such measures, without the availability of actual historical results, means that a quantitative reconciliation cannot be made available without unreasonable effort and generating after-the-fact estimates of GAAP reconciliations in this context would be a speculative exercise. Such a speculative exercise would be difficult to perform and would suggest to investors an undue precision and predictability, would require the creation of new variables and new assumptions not approved by the Company’s board of directors in its review of the projected financial information and would result in potentially confusing and misleading information being presented to Company stockholders.

Accordingly, the Company respectfully submits that independent of the availability of the exemption provided in Rule 100(d) of Regulation G, a reconciliation should not be required as a result of Rule 100(a)(2) of Regulation G and understand that the Staff has not required reconciliation in similar circumstances (see response letter of Symmetry Surgical Inc. dated October 8, 2014).

U.S. Securities and Exchange Commission

November 24, 2015

4.	Please tell us why you disclaim your own disclosure in the last full paragraph on page 30. Alternatively, revise your disclosure.

Response: In response to this comment, we have revised the disclosure referenced by the Staff on page 30 of the Schedule 14d-9.

Where You Can Find More Information, page 47

5.	Schedule 14d-9 does not permit forward-incorporation by reference. Please revise your disclosure to clarify that the Schedule 14d-9 will be amended as required by Rule 14d-9(c).

Response: In response to this comment, we have revised the disclosure referenced by the Staff in the section entitled “Item 8. Additional Information — Where You Can Find More Information” on page 48 of the Schedule 14d-9.”

# # #

Additionally, per your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to the undersigned via facsimile at 512-338-5499 or by telephone at (512) 338-5400.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Paul R. Tobias, Esq.

Paul R. Tobias, Esq.

cc:	HomeAway, Inc.
Melissa Frugé, SVP, General Counsel and Secretary